April 11, 2012

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:  AAR CORP.

Form 10-K filed for the fiscal year ended May 31, 2011

Filed July 13, 2011

File No. 001-06263

Form 10-Q for the quarterly period ended November 30, 2011

Filed December 22, 2011

File No. 001-06263

Dear Mr. Humphrey:

This letter will confirm my conversation with Ms. Amy Geddes of your office, in which she agreed to extend the deadline for AAR CORP.’s response to the SEC staff’s comment letter dated April 5, 2012 until Wednesday, April 25, 2012.

Please contact me at 630-227-2050 if you have any questions.  Thank you for your assistance.

Sincerely,

/s/ Robert J. Regan
Robert J. Regan

Cc: Ms. Amy Geddes